

By Electronic Mail

July 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Invesco Galaxy Ethereum ETF
Issuer CIK: 0001995569
Issuer File Number: 333-274767
Form Type: 8-A12B
Filing Date: July 22, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. ("Exchange") certifies its approval for listing and registration of shares of Invesco Galaxy Ethereum ETF upon official notice of issuance.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications